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                             September 16, 2021

       Alexander Rabinovich
       Chief Executive Officer
       Intercure Ltd.
       85 Medinat ha-Yehudim Street
       Herzliya, 4676670, Israel

                                                        Re: Intercure Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed September 9,
2021
                                                            File No. 333-257913

       Dear Mr. Rabinovich:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Summary Financial Data, page 13

   1. Please revise your column headings to refer to the six months ended June 30, 2021 and
                                                        June 30, 2020. Address
this comment as it relates to your columns presented on page 43 as well as the first
sentence on the top of page 49.
       Capitalization, page 42

   2. Please update your capitalization table to June 30, 2021, the date of your most recent balance sheet presented
in filing.
 Alexander Rabinovich
Intercure Ltd.
September 16, 2021
Page 2
Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
Loss per share, page F-4

3. You provided an asterisk for your loss per share information to refer readers to note 9a for a discussion of an April 8, 2021 capital consolidation, which you indicate is after the balance sheet date. Please revise this disclosure in light of the fact that you have financial statements as of June 30, 2021 and you have not presented a note 9a. Also, in light of your April 8, 2021 capital consolidation, please tell us what consideration was given to providing a footnote that includes the disclosures required by IAS 33.70. Interim Condensed Consolidated Satements of Cash Flows, page F-8

4. We note the amount of cash and cash equivalents presented in your statement of cash flows for the three and six months ended June 30, 2021 do not agree with the amount of cash and cash equivalents on the balance sheet. Please ensure the components making up the total cash and cash equivalents closing balances in the statement of cash flows are disclosed and reconciled to the appropriate balance sheet line items.

5. Please reconcile your NIS 128,221 cash inflow from issuance of shares, net to your NIS
      135,997 reflected in your consolidated statement of changes in equity. Please also reconcile this information to your disclosure in Note 3A which indicates that the total funds raised from the SPAC Transactions equalled approximately NIS 182 million (which
      8 million NIS is currently presented in Other Receivables).
       You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Jeanne Baker,
Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameAlexander Rabinovich
                                                             Division of
Corporation Finance
Comapany NameIntercure Ltd.
                                                             Office of Life
Sciences
September 16, 2021 Page 2
cc:       Mark Selinger
FirstName LastName